Exhibit 99.1
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
January 9, 2024
Berry Corporation (bry)
11117 River Run Blvd.
Bakersfield, CA 93311
Ladies and Gentlemen:
Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2023, of the extent and value of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which Berry Corporation (bry) (Berry) has represented it holds an interest. This evaluation was completed on January 9, 2024. The properties evaluated herein consist of working interests located in the States of California and Utah. Berry has represented that these properties account for 100 percent on a net equivalent barrel basis of Berry’s net proved reserves as of December 31, 2023. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Berry.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2023. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Berry after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from future gross revenue. Operating expenses include field

DeGolyer and MacNaughton
operating expenses, transportation and processing expenses, compression charges, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Berry to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. At the request of Berry, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a nominal discount rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Berry and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Berry with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.
Definition of Reserves
Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a)
(1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

DeGolyer and MacNaughton
Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for

DeGolyer and MacNaughton
development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or

DeGolyer and MacNaughton
other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019.” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Berry, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by Berry.

Berry has represented that its senior management is committed to the development plan provided by Berry and that Berry has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

The volumetric method was used to estimate the original oil in place (OOIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors based on an analysis of reservoir performance, including production rate,

DeGolyer and MacNaughton
reservoir pressure, and reservoir fluid properties. Most of the properties in California evaluated herein are produced using thermal recovery methods involving either cyclic steam injection or continuous steamflood operation. Therefore, steam-oil ratios and steam volumes were analyzed and projected and were used in the estimation of reserves when applicable.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report.

In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

Data provided by Berry from wells drilled through December 31, 2023, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through September 2023. Estimated cumulative production, as of December 31, 2023, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 3 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions, and are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (Mbbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the pressure base of the state in which the quantities are located. Gas quantities included in this report are expressed in millions of cubic feet (MMcf).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir

DeGolyer and MacNaughton
conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Berry, sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
Primary Economic Assumptions
Revenue values in this report were estimated using initial prices, expenses, and costs provided by Berry. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the revenue values reported herein:
Oil, Condensate, and NGL Prices
Berry has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. For Berry’s evaluated properties in California, Berry supplied differentials to a Brent oil reference price of $82.84 per barrel and the prices were held constant thereafter. For Berry’s evaluated properties in Utah, Berry supplied differentials to a West Texas Intermediate oil reference price of $78.21 per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the estimated proved reserves over the lives of the properties were $77.30 per barrel of oil and condensate and $26.90 per barrel of NGL.
Gas Prices
Berry has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Berry provided differentials to the Henry Hub reference price of $2.63 per million Btu and the prices were held constant thereafter. Btu factors provided by Berry were used to convert prices

DeGolyer and MacNaughton
from dollars per million Btu to dollars per thousand cubic feet. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was $3.725 per thousand cubic feet of gas.
Production and Ad Valorem Taxes
Production taxes were calculated using rates provided by Berry, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Berry based on recent payments.
Operating Expenses, Capital Costs, and Abandonment Costs
Estimates of operating expenses and future capital expenditures, provided by Berry and based on existing economic conditions, were held constant for the lives of the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Berry for all properties and were not adjusted for inflation. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

Certain abandonment costs for the developed properties were provided by Berry at the state level. These abandonment costs have not been allocated to the various individual properties within each state.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in

DeGolyer and MacNaughton
estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.
Summary of Conclusions
DeGolyer and MacNaughton has performed an independent evaluation of the extent and value of the estimated net proved oil, condensate, NGL, and gas reserves of certain properties in which Berry has represented it holds an interest. The estimated net proved reserves, as of December 31, 2023, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2023
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved Developed	52,445	635	21,114	56,600
Proved Undeveloped	45,270	200	5,442	46,376

Total Proved	97,715	835	26,556	102,976

Note: Sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated future revenue to be derived from the production and sale of the net proved reserves, as of December 31, 2023, of the properties evaluated using the guidelines established by the SEC is summarized as follows, expressed in thousands of dollars (M$):

DeGolyer and MacNaughton

	Proved Developed (M$)	Total Proved (M$)

Future Gross Revenue	4,094,322	7,674,494
Production Taxes	83,962	133,431
Ad Valorem Taxes	114,984	219,297
Operating Expenses	1,905,831	3,087,212
Capital Costs	94,055	557,648
Abandonment Costs	362,508	407,120
Future Net Revenue	1,532,982	3,269,786
Present Worth at 10 Percent	1,160,751	2,048,928

Note: Future income taxes have not been taken into account in the preparation of these estimates.

DeGolyer and MacNaughton
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2023, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Berry. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Berry. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,
\s\ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

\s\ Dilhan Ilk
Dilhan Ilk, P.E.
Executive Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton
CERTIFICATE of QUALIFICATION

I, Dilhan Ilk, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare this report of third party addressed to Berry Corporation (bry) dated January 9, 2024, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.

2.That I attended Istanbul Technical University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 2003, a Master of Science degree in Petroleum Engineering from Texas A&M University in 2005, and a Doctor of Philosophy degree in Petroleum Engineering from Texas A&M University in 2010; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 13 years of experience in oil and gas reservoir studies and reserves evaluations.

\s\ Dilhan Ilk
Dilhan Ilk, P.E.
Executive Vice President
DeGolyer and MacNaughton